Contact

www.linkedin.com/in/donna-seko-5534144 (LinkedIn)

Donna Seko

Inspections Manager - SimplexGrinnell

Seattle, Washington, United States

Experience

SimplexGrinnell

19 years 2 months

Inspection Manager

2008 - Present (15 years)

Office Manager/HR Coordinator

August 2004 - Present (19 years 2 months)

Eddie Bauer

Admin - Outlets

2004 - 2004 (less than a year)

Perkins Coie LLP

Conference Center Supervisor

August 2001 - April 2003 (1 year 9 months)

Education

University of Phoenix

· (1998 - 2000)